UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated August 6, 2024

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 06 August 2024 entitled ‘Director/PDMR Shareholding’.

VODAFONE GROUP PLC
(the "Company")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR PERSONS CLOSELY ASSOCIATED

Acquisition of shares

The below individuals acquired shares under the Vodafone Global Incentive Plan. The vesting of the share awards was conditional on continued employment with the Vodafone Group and on the satisfaction of the performance conditions approved by the Remuneration Committee.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Margherita Della Valle
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Executive
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of conditional award of shares subject to performance conditions under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP nil	1,317,713
		GBP 0.690605	620,878
d)	Aggregated information: volume, Price
Aggregated volume of shares acquired: 1,317,713 Ordinary shares
Aggregated price of shares acquired: GBP nil

Aggregated volume of shares sold:  620,878 Ordinary shares
Aggregated price of shares sold: GBP 428,781.45

e)	Date of the transaction	2024-08-05
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Aldo Bisio
2	Reason for the notification
a)	Position/status	Chief Commercial Officer and CEO Vodafone Italy
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of conditional award of shares subject to performance conditions under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP nil	1,044,260
		GBP 0.690605	463,693
d)	Aggregated information: volume, Price
Aggregated volume of shares acquired: 1,044,260 Ordinary shares
Aggregated price of shares acquired: GBP nil

Aggregated volume of shares sold: 463,693 Ordinary shares
Aggregated price of shares sold: GBP 320,228.70

e)	Date of the transaction	2024-08-05
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ahmed Essam
2	Reason for the notification
a)	Position/status	Executive Chairman Vodafone Germany and CEO European Markets
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of conditional award of shares subject to performance conditions under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP nil	1,003,972
		GBP 0.690605	473,050
d)	Aggregated information: volume, Price
Aggregated volume of shares acquired: 1,003,972 Ordinary shares
Aggregated price of shares acquired: GBP nil

Aggregated volume of shares sold: 473,050 Ordinary shares
Aggregated price of shares sold: GBP 326,690.70

e)	Date of the transaction	2024-08-05
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Shameel Joosub
2	Reason for the notification
a)	Position/status	CEO Vodacom Group
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of conditional award of shares subject to performance conditions under the Global Incentive Plan (1). Sale of shares to satisfy tax withholding obligations (2). Additional sale of shares (3).
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP nil	221,074
		GBP 0.690605	100,036
		GBP 0.690605	121,038
d)	Aggregated information: volume, Price
Aggregated volume of shares acquired: 221,074 Ordinary shares
Aggregated price of shares acquired: GBP nil

Aggregated volume of shares sold: 100,036 Ordinary shares
Aggregated price of shares sold: GBP 69,085.36

Aggregated volume of shares sold: 121,038 Ordinary shares
Aggregated price of shares sold: GBP 83,589.45

e)	Date of the transaction	2024-08-05
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Joakim Reiter
2	Reason for the notification
a)	Position/status	Chief External and Corporate Affairs Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of conditional award of shares subject to performance conditions under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP nil	752,979
		GBP 0.690605	354,788
d)	Aggregated information: volume, Price
Aggregated volume of shares acquired: 752,979 Ordinary shares
Aggregated price of shares acquired: GBP nil

Aggregated volume of shares sold: 354,788 Ordinary shares
Aggregated price of shares sold: GBP 245,018.37

e)	Date of the transaction	2024-08-05
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Serpil Timuray
2	Reason for the notification
a)	Position/status	CEO Vodafone Investments
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of conditional award of shares subject to performance conditions under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP nil	1,003,972
		GBP 0.690605	246,590
d)	Aggregated information: volume, Price
Aggregated volume of shares acquired: 1,003,972 Ordinary shares
Aggregated price of shares acquired: GBP nil

Aggregated volume of shares sold: 246,590 Ordinary shares
Aggregated price of shares sold: GBP 170,296.29

e)	Date of the transaction	2024-08-05
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Leanne Wood
2	Reason for the notification
a)	Position/status	Chief Human Resources Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of conditional award of shares subject to performance conditions under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP nil	920,307
		GBP 0.690605	433,629
d)	Aggregated information: volume, Price
Aggregated volume of shares acquired: 920,307 Ordinary shares
Aggregated price of shares acquired: GBP nil

Aggregated volume of shares sold: 433,629 Ordinary shares
Aggregated price of shares sold: GBP 299,466.36

e)	Date of the transaction	2024-08-05
f)	Place of the transaction	Outside a trading venue

Purchase of shares through Dividend Reinvestment

Pursuant to a Dividend Reinvestment Plan offered to shareholders of the Company, the below individual acquired shares on 5 August 2024.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Lady Anna Carter
2	Reason for the notification
a)	Position/status	Person closely associated to Stephen A. Carter CBE (Non-Executive Director)
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 0.693960	5,844
d)	Aggregated information: volume, Price	Aggregated volume: 5,844 Ordinary shares Aggregated price of shares acquired: GBP 4,055.50
e)	Date of the transaction	2024-08-05
f)	Place of the transaction	London Stock Exchange (XLON)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: August 06, 2024	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary